CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Establish GLN Partnership with Hunan Radio and Television University in China

August 22, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with Hunan Radio and Television University (“HUTVU”), a member of The Open University of China (formerly China Central Radio Television University or CCRTVU), to jointly offer hotel and tourism management programs through CIBT Group’s Global Learning Network (“GLN”).  Future programs to be offered include English training for the hotel industry, a Hotel Tourism Management program leading to overseas employment, and other travel and hotel management programs.

The MOU provides that CIBT Group instructors will teach from the Vancouver and Beijing studios to the GLN equipped classrooms on the HUTVU campus in China. HUTVU will market the programs, recruit students, and provide classroom facilities, while CIBT Group creates the curriculum, teaches the courses, and assists in marketing the programs.

This latest MOU marks the 16th prominent academic partner in Asia to join CIBT Group’s GLN platform over the past year.

About Hunan Radio and Television University:

Hunan Radio & Television University (“HUTVU”), located in Hunan Province, China was established in March 1979 and covers all the cities and rural areas in the province of Hunan. It operates 21 branch schools and 148 study centers that span 200 acres.  HUTVU has a student population of approximately 100,000 and employs over 340 teachers who teach in 12 distinct program areas.

HUTVU is a member of The Open University of China system. Established in 1979, The Open University of China provides a system of higher education through radio and television and operates under the Chinese Ministry of Education. The Open University system includes nearly 3,000,000 active students, employs 85,000 staff and is a member of the International Council for Open and Distance Education.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. (“CIBT Group”) and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to CIBT Group’s plan to jointly offer educational programs in hotel and tourism management with Hunan Radio and Television University, these risks, uncertainties and other factors include, without limitation, uncertainty as to CIBT Group’s ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; uncertainties as to the acceptance of the arrangements with all parties involved; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.